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06005132

SECUR[...]ISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 156 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 01/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of BNY Brokerage, Inc., as of December 31st, 2005, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

The consolidated financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

Carey Pack, President

Christopher Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☒ (c) Consolidated Statement of Income (Loss).
- ☒ (d) Consolidated Statement of Changes in Financial Condition.
- ☒ (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

BNY Brokerage, Inc. and Subsidiary

December 31, 2005
with Report of Independent Registered Public Accounting Firm

BNY Brokerage, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
BNY Brokerage, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of BNY Brokerage, Inc. and Subsidiary (the "Company") as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BNY Brokerage, Inc. and Subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

BNY Brokerage, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 99,443,592
Cash and securities segregated in compliance with federal regulations	100,126,332
Deposits with clearing organizations	36,309,118
Receivable from brokers, dealers and clearing organizations	74,337,065
Receivable from customers	39,743,027
Exchange memberships, at cost (market value—$17,671,000)	10,166,700
Fixed assets, at cost, net of accumulated depreciation and amortization of $13,090,544	18,126,279
Goodwill, net of accumulated amortization of $6,787,637	181,945,330
Intangible assets, net of accumulated amortization of $10,672,285	53,084,931
Other assets	23,971,965
Total assets	$637,254,339
Liabilities and stockholders' equity	
Liabilities:	
Due to banks	$ 5,335,934
Payable to brokers, dealers and clearing organizations	71,243,886
Payable to customers	25,729,505
Deferred soft dollar and commission recapture payable	54,772,353
Taxes payable to Parent	40,865,734
Accrued compensation and other liabilities	49,437,850
	247,385,262
Subordinated liabilities	50,000,000
	297,385,262
Commitments and contingencies *(Note 10)*	–
Stockholders' equity	339,869,077
Total liabilities and stockholders' equity	$637,254,339

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Description of Business

BNY Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, options and bonds for institutional clients, including banks, investment managers, hedge funds, plan sponsors and institutional broker-dealers. The Company also provides commission management and transition management services for its clients. The Company is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange LLC, National Association of Securities Dealers, Inc. ("NASD") and other regional exchanges.

On February 28, 2005, the Company purchased certain assets and liabilities of Standard & Poor's Securities, Inc. ("SPSI"), the institutional brokerage subsidiary of Standard & Poor's. SPSI provided brokerage services for investment managers who subscribe to various Standard & Poor's analytic and research products.

On April 30, 2005, the Company acquired certain assets and liabilities of Boston Institutional Services, Inc. ("BIS"), a subsidiary of The BISYS Group, Inc. BIS provided soft dollar brokerage, commission recapture, and other related services to investment managers.

On July 1, 2005, the Parent acquired Lynch, Jones & Ryan, Inc. ("LJR") from Instinet Group Incorporated. The Parent acquired all of the outstanding shares of LJR and accounted for the acquisition under the purchase method of accounting. Effective on the acquisition date, the Parent contributed LJR's net assets of $61,076,000 to the Company. LJR is a wholly-owned subsidiary of the Company and its results since the date of acquisition are consolidated into the Company for statement of financial condition purposes. The net assets of LJR are carried at their historical cost basis except for certain identifiable intangible assets, which have been contributed at an estimate of fair value to the Company, and subsequently contributed to LJR. LJR provides commission recapture services to institutional clients worldwide, including annuity funds, pension plans, endowments, foundations and mutual funds. LJR is a member of the NASD.

1. Organization and Description of Business (continued)

The following table summarizes the estimated values of the assets acquired and the liabilities assumed by the Company at the dates of the SPSI, BIS and LJR acquisitions:

Current assets	$ 64,371,105
Intangible assets	51,576,000
Total assets acquired	115,947,105
Current liabilities	(38,000,177)
Net assets acquired	$ 77,946,928

In August 2005, the Company executed a fully-disclosed clearing agreement with a broker-dealer that required the Company to enter into a Joint Back Office ("JBO") arrangement with that entity. Under the JBO arrangement the correspondent made a nominal preferred equity interest in the Company. The preferred interest does not have any voting powers but is senior to the common stock upon dissolution of the Company.

2. Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Included in cash and securities segregated in compliance with federal regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with a carrying value of $64,550,000.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements"), consisting of U.S. government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. On a regular basis, the Company monitors the fair value of the securities purchased under these agreements versus the related receivable balances. Should the fair value of the securities purchased decline, additional collateral is requested, or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash collateral advanced, as appropriate (Note 3 and Note 12).

Exchange Memberships

Exchange memberships are valued at cost or at a lesser amount if there is permanent impairment in value.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and eight years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of March 31, 2005 and determined no impairment charge was required.

Goodwill increased during 2005 by approximately $6.9 million due to contingency payments made for prior acquisitions, primarily related to achievement of revenue and client retention targets. The Company may be required to make additional contingency payments under these acquisition agreements.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

Identifiable intangible assets consist of customer lists, acquired software and non-compete agreements and are being amortized on a straight-line basis over their estimated useful lives, which are eighteen months to eight years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a soft dollar liability is established for future research and research related service owed to that customer. A commission recapture payable results when a portion of a customer's commission payments are established as a liability pursuant to an individual agreement with that customer. These funds will be remitted back to the customer or used to pay for future research and research related services. These amounts are typically disbursed within the Company's normal operating cycle of one year.

Income Taxes

The Company accounts for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Other Assets

Prepaid purchased research of $17,101,569 (net of allowance of $1,472,513) is included in other assets on the consolidated statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research-related services from

2. Significant Accounting Policies (continued)

Other Assets (continued)

independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, dealers, and clearing organizations, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

Stock Options

The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, accounts for stock-based employee compensation using the fair value method of accounting under SFAS 123 "Accounting for Stock-Based Compensation", as amended by SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". BNY uses the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock is granted.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments held by the Company approximate their fair value. Generally financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2005, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Broker-dealers	$ 30,683,718
Securities failed to deliver	18,980,416
Clearing organizations	17,097,631
Securities borrowed	7,575,300
Total receivables	$ 74,337,065
Payables:	
Broker-dealers	$ 56,866,389
Securities failed to receive	14,377,497
Total payables	$ 71,243,886

4. Fixed Assets

At December 31, 2005, fixed assets were comprised of:

Computer hardware	$15,372,798
Software	9,909,517
Leasehold improvements	4,587,838
Furniture and equipment	1,346,670
	31,216,823
Less accumulated depreciation and amortization	(13,090,544)
Fixed assets, net	$18,126,279

Included in computer hardware and accumulated depreciation and amortization is $1,578,045 and $802,105, respectively, related to assets acquired under capital lease arrangements.

Included in accrued compensation and other liabilities on the consolidated statement of financial condition is $671,041 which represents remaining principal payments under the capital lease obligations.

5. Intangible Assets

The following table summarizes intangible assets as of December 31, 2005:

	December 31, 2005	
	Gross Carry Amount	**Accumulated Amortization**
Amortized intangible assets		
Customer lists	$ 61,121,216	$ (9,243,607)
Software	1,636,000	(1,278,675)
Non-compete agreement	1,000,000	(150,003)
Total	$ 63,757,216	$ (10,672,285)

6. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

6. Income Taxes (continued)

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $1,238,968, and a deferred tax liability of $19,685,443, which are included in other assets and taxes payable to Parent, respectively, on the consolidated statement of financial condition. The deferred tax asset is attributable to an allowance for bad debt and deferred compensation. The deferred tax liability is attributable to goodwill and intangible amortization and fixed asset depreciation.

7. Related Party Transactions

The Company maintains a $200,000,000 committed line of credit with the Parent which is utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for issuance of letters of credit.

The Company provides transaction clearing and management advisory services to B-Trade Services, LLC ("B-Trade"), an affiliate. Included in receivables from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $7,008 relating to the Proprietary Accounts of Introducing Broker-Dealers ("PAIB") for B-Trade.

The Company leased smart order routing software and related hardware from the Parent. On December 1, 2005 the Parent contributed the aforementioned software and hardware to the Company as a non-cash capital contribution of $3,722,243.

The Company provides trade execution and clearing services for Westminster Research Associates, Inc. ("WRA"), an affiliate. Included in accrued compensation and other liabilities on the consolidated statement of financial condition is a payable of $117,847 to WRA for commissions and referral fees related to such transactions, net of receivables for expenses the Company paid on behalf of WRA.

Certain affiliates provide trade execution and clearing services for the Company. Included in other assets on the consolidated statement of financial condition are commissions receivable, net of associated clearing fees and certain administrative support fees, of $472,920 related to such transactions.

The Company provides certain floor brokerage services to one of its affiliates.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $5,719,100 relating to securities borrowed transactions with affiliates.

7. Related Party Transactions (continued)

The Company subleases office space to the Parent and an affiliate. The Company also subleases office space from the Parent and affiliates.

The Company provides certain management, administrative, and technical services to affiliates.

The Company receives certain administrative support services from the Parent and affiliates. Included in accrued compensation and other liabilities on the consolidated statement of financial condition are payables of $883,377 to affiliates related to employee benefits and other miscellaneous expenses that the affiliates paid on behalf of the Company. Included in accrued compensation and other liabilities on the consolidated statement of financial condition is a balance of $2,265,909 due to Parent for 2005 amortization of restricted stock, stock options, and deferred cash awards previously granted to employees of the Company.

8. Subordinated Liabilities

The Company maintains two separate borrowings with the Parent under subordinated agreements as follows:

	Outstanding
$25,000,000 Floating rate subordinated note due 6/30/2006 (based on LIBOR plus 1.2%)	$ 25,000,000
$75,000,000 Floating rate revolving term subordinated note due 4/30/2007 (based on LIBOR plus 1.2%)	25,000,000
	$ 50,000,000

Under terms of the agreements, the notes automatically renew for one year at their due dates. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $99,085,395 and its net capital requirement was $1,230,760. At December 31, 2005 the Company had no required deposit under SEC Rule 15c3-3. However, the Company has segregated $20,297,219 in a special bank account for the benefit of customers.

On a stand alone basis, LJR is also subject to Rule 15c3-1. LJR computes net capital under the alternate method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2005, LJR had net capital of $21,655,165. LJR's net capital requirement was $250,000. LJR's net capital in excess of 5% of combined aggregate debit items or $120,000 was $21,355,165 at December 31, 2005. LJR's net capital is consolidated into the Company's net capital using the flow through method pursuant to Rule 15c3-1. At December 31, 2005, LJR had $35,085,093 in a special bank account for the benefit of customers, in accordance with an agreement with the NASD.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2005 the Company had $44,744,020 of qualified securities or cash on deposit in a special reserve bank account for PAIB, which was in excess of its required deposit of $21,656,848.

10. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases and NYSE seat leases to pay the following minimum rentals, which will be reduced by sublease rental payments due from the Parent and seat lease rental dues.

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2006	$ 5,900,280	$ 2,448,844	$ 3,451,436
2007	5,445,245	2,448,840	2,996,405
2008	5,408,405	2,469,781	2,938,624
2009	5,273,682	2,492,359	2,781,323
2010	5,357,676	2,551,455	2,806,221
Thereafter	20,947,533	11,598,491	9,349,042
	$48,332,821	$24,009,770	$24,323,051

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between September 2006 and August 2015, and the sublease expires in August 2015.

11. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of the Company, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

12. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

12. Off-Balance-Sheet Credit Risk (continued)

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of approximately $83,173,488 on such terms, of which approximately $71,911,306 have been either pledged or otherwise transferred to others to facilitate customer transactions.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2005.

13. Subsequent Event

Effective January 1, 2006 the Company will no longer use the flow through capital method in computing the Company's net capital requirement under Rule 15c3-1. The Company will file unconsolidated FOCUS reports and will not include the flow through capital benefit of LJR in its net capital calculation. The following table summarizes the Company's net capital as of December 31, 2005 using both the flow through capital method and the unconsolidated method:

	Net Capital Method	
	Flow through capital	**Unconsolidated**
Net capital	$ 99,085,395	$ 77,730,230
Minimum net capital requirement	1,230,760	1,230,760
Excess net capital	$ 97,854,635	$ 76,499,470

LJR plans to pay a dividend of $4,000,000 to the Company, contingent upon approval by the NASD. The Company then plans to declare and pay a $27,000,000 dividend to the Parent, subject to notification and approval by the NYSE. The payment dates of the dividends have not yet been determined but are expected to be in March 2006.